PROLUNG SCIENCE AND TECHNOLOGY COMMITTEE CHARTER

I.	Purpose

The purpose of the Science and Technology Committee (the “Committee”) of ProLung, Inc. (the “Company”) is to assist the Board of Directors (the “Board”) in ensuring that the research and development (“R&D”) carried out or supported by the Company is optimized to support the strategic goals of the Company and to provide recommendations to the Boar d on key strategic and tactical issues relating to the Company’s R & D activities. In addition, the Committee will assess the potential impact of new devices, processes and procedures on the Company’s products(s). To accomplish these purposes, the Committee reviews and monitors the science, processes and procedures and infrastructure underlying the company’s major discovery and development programs.

The Committee serves a board-level oversight role in which it provides advice, counsel and direction to management on the basis of the information it receives, discussions with management and the experience of the Committee members.

II.	Composition

The Committee shall be comprised of no less than three members. The chairman shall be an independent director, as determined by the Board applying applicable independence standards promulgated by the NASDAQ Stock Market. The Committee shall also include as ex-officio members (i) a member(s) of the Company’s R&D organization, one of whom shall serve as Secretary and will be responsible for the meeting agenda and meeting minutes and other members of Executive management of the Company as is deemed appropriate.

III.	Responsibilities and Authority

Within the scope of the role of the Committee described above, the Committee is charged by the Board with the responsibility to:

●	Review the science and clinical and regulatory strategy underlying the major R&D programs, including publication strategies

●	Review significant medical affairs strategies and initiatives of the Company

●	Review the annual R&D budget and allocation of resources to discovery and development programs

●	Review the capacity and skill set of the R&D organization

●	Review the implications for the R&D organization of significant scientific advances, business development transactions, including mergers, acquisitions, licensing and collaborative agreements

●	Review the progress toward achievement of key R&D milestones

●	Review the interactions of the R&D organization with health care providers and regulatory bodies, especially as with regard to reporting of adverse events and/or unexpected negative data observed in the preclinical and clinical studies conducted by the Company

●	The Committee shall also have the authority to retain, as necessary, the services of one or more advisors, consultants or attorneys, which may be the Company’s in-house or outside counsel, to assist the Committee in discharging its responsibilities under this Charter.

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Approved by Science and Technology Committee 18 July 2017